

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

April 13, 2010

John M. Donnan
Senior Vice President, General Counsel and Secretary
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831

Re: Kaiser Aluminum Corporation
Registration Statement on Form S-3
Filed April 2, 2010
File No. 333-165869

Dear Mr. Donnan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation By Reference, page 4

1. Please revise to incorporate the description of your common stock pursuant to paragraph (a)(3) of Item 12 of Form S-3.

Selling Stockholder, page 6

2. We note the disclosure in the paragraph below footnote (1) to the table. Please revise to identify the natural person or persons who exercise voting or investment control over the securities held by the selling security holder. See Question 140.02 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Plan of Distribution, page 16

3. We note your disclosure that "any underwriters, brokers, dealers or agents that participate in the distribution of the shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act." Please revise to disclose that selling stockholders may also be deemed to be underwriters within the meaning of the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

John M. Donnan
Kaiser Aluminum Corporation
April 13, 2010
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Andrew Schoeffler, Senior Attorney at (202) 551-3748 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Charles T. Haag (*via facsimile 214/969-5100*)
Jones Day
2727 North Harwood Street
Dallas, TX 75201